Exhibit 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Three Months				Nine Months
	Ended August				Ended August

	2001		2000		2001		2000

Net earnings	$468		$824		$1,813		$2,466
Add:
Provision for taxes	299		549		1,159		1,644
Portion of rents representative of an interest factor	27		22		111		55
Interest expense on all indebtedness	3,699		4,324		12,636		11,836

Earnings, as adjusted	$4,493		$5,719		$15,719		$16,001

Fixed charges:
Portion of rents representative of an interest factor	$27		$22		$111		$55
Interest expense on all indebtedness	3,699		4,324		12,636		11,836

Fixed charges	$3,726		$4,346		$12,747		$11,891

Ratio of earnings to fixed charges	1.21	x	1.32	x	1.23	x	1.35	x